UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Federal Law 6,404/76 and with CVM Instruction 358/2002, CPFL Energia S.A. (“CPFL Energia”) hereby informs that, on the date hereof, CPFL Energias Renováveis S.A. (“CPFL Renováveis”) issued the following Announcement to the Market:

“CPFL Energias Renováveis S.A. (“Company”), in compliance with the provisions of Law # 6.404/76 (and subsequent amendments) and with the Comissão de Valores Mobiliários – Brazilian Securities Commission (“CVM”) Instruction # 358/02 (and subsequent amendments), informs to the public what follows: On this date, the Company entered with Martifer Renováveis Geração de Energia e Participações S.A. (“Seller”) into the agreement for the purchase and sale of 100% of the shares of the corporation Rosa dos Ventos Geração e Comercialização de Energia S.A. (“Rosa dos Ventos”), (“Acquisition”). Rosa dos Ventos is the holder of an authorization granted by Agência Nacional de Energia Elétrica – the Brazilian Electric Energy Agency (“ANEEL”) to exploit the wind farms (i) Canoa Quebrada, with installed capacity of 10.5 MW; and (ii) Lagoa do Mato, with installed capacity of 3.2 MW. The Wind Farms are located on the coast of the State of Ceará and are in full commercial operation, and all the energy generated is contracted with Eletrobrás through PROINFA – Program of Incentive to Alternative Sources of Electric Energy. The total price of the Acquisition amounts to R$ 99.7 million, which comprise: (i) the amount of R$ 62.0 million to be paid to the sellers; (ii) and the assumption of a net debt in the amount of R$ 37.7 million, which may be adjusted until the date the Acquisition is concluded, as provided for in the share purchase and sale agreement. The conclusion of the Acquisition and the payment of the Acquisition Price are subject to the fulfillment of the preceding conditions set forth in the share purchase and sale agreement and to the grant of the relevant prior approvals. By means of the Acquisition of the aforementioned Wind Farms, the Company shall add 13.7 MW to its installed capacity and will attain a portfolio of 1,166.9 MW of power in operation. The Company shall maintain its shareholders and the market informed timely and adequately on the conclusion of the Acquisition.”

São Paulo, June 18, 2013.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.